United States securities and exchange commission logo





                             March 28, 2024

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street, Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-4
                                                            Submitted February
29, 2024
                                                            CIK No. 0001840425

       Dear Kuk Hyoun Hwang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-4

       Cover Page

   1. Please revise your cover page to disclose the date by which you must complete the business combination or
liquidate. Please also disclose the per share merger consideration as of a recently
practicable date.
   2. Please revise to disclose the ownership of securityholders in the post-combination company at a range of
redemption scenarios, including at least one interim redemption level. Please also
revise to disclose the total ownership in the post-combination company of securityholders
assuming the exercise and conversion of all outstanding and issuable securities.
   3. We note your disclosure that BLAC is actively pursuing entering into one or more subscription agreements
with certain institutional and accredited investors pursuant to
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
         which investors will agree to purchase, prior to or substantially concurrently with the closing of the Business Combination, debt or preferred securities issuable by BLAC and/or OSR Holdings convertible into BLAC Common Stock, for aggregate gross proceeds of at least $50,000,000. Please revise to disclose the status of any negotiations related to these subscription agreements and the material terms considered for this PIPE financing, and disclose whether the Sponsor or any BLAC or OSR affiliates will participate in the financing. Please also disclose the expected ownership in the post-
         combination company of the PIPE investors, the price per share to be paid by the PIPE investors, and highlight material differences in the terms and price of securities issued at the time of the BLAC IPO as compared to the proposed PIPE financing terms.
4. We note your disclosure on page 283 that Mr. Hwang will control 50.2% of the post-
         combination company assuming no redemptions, or 58.5% of the post-combination company assuming maximum redemptions. Please disclose on the cover page and in the
         prospectus summary whether you will be a    controlled company    as
defined under the
         relevant listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may not elect to comply with certain corporate governance requirements. Please also revise your cover page to disclose Mr. Hwang's ownership in the post-combination company.
5. We note that your current charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
6.       We note your disclosure on page 51 that    On November 9, 2023, at a
special meeting of
         the BLAC stockholders, BLAC stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time in which BLAC
         must complete its initial business combination,    and that    in
connection with the special
         meeting, holders of 3,432,046 shares of BLAC Common Stock elected to redeem such shares for a per share redemption price of approximately $10.49, resulting in an aggregate reduction of the amount in the Trust Account by $35,995,727.58.
Please revise your
         filing to prominently disclose the details of this special meeting, including the percentage of shares outstanding that were redeemed in connection with the meeting, and the relevant reduction in the Trust Account.
Questions and Answers
Will the BLAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed . . ., page 9

7. We note your disclosure that the BLAC Board will obtain a fairness opinion from a financial advisory firm as a condition to the closing of the Business Combination. Please revise throughout the registration statement to disclose the firm providing the fairness opinion and the material terms of the fairness opinion, including the underlying
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March3 28, 2024 Page 3
Page
FirstName LastName
         methodologies and assumptions relied upon therein. Please also file the fairness opinion, including the consent of the financial advisory firm, as an exhibit to this registration statement. Refer to Item 601(b)(99) of Regulation S-K. Finally, please revise your disclosure to describe how the board intends to consider the fairness opinion in making its recommendation that shareholders approve the business combination transaction, including why the board determined to recommend the transaction prior to obtaining the fairness opinion.
What equity stake will current BLAC stockholders and current OSR Holdings stockholders hold in BLAC immediately . . ., page 9

8. Please revise the table illustrating varying ownership levels in BLAC Common Stock immediately following the consummation of the Business Combination to include pro forma combined figures for a range of redemption scenarios, and assuming the exercise and conversion of all securities, including that all BLAC warrants to purchase BLAC
         Common Stock that will be outstanding immediately following closing have been exercised, BLAC rights have been converted to shares of BLAC Common Stock and equity awards have been issued under the Omnibus Plan.
How does the Sponsor intend to vote its shares?, page 17

9. We note your disclosure that your Sponsor, OSR Holdings and/or their respective directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors in order to "increase the likelihood of satisfaction of the requirements" that the various proposals are approved by BLAC shareholders. We also note your disclosure that "[p]urchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved." Please revise to further discuss how such purchases would influence the proposals presented.
What interests do the Sponsor and BLAC's current officers and directors have in the Business
Combination?, page 18

10. Please revise, here and throughout the registration statement, to disclose the following:

                whether the Sponsor was granted any consideration or incentive to agree not to redeem any shares of BLAC Common Stock held by it in connection with a stockholder vote to approve the Business Combination;

                the price per share paid by the Sponsor for the 1,725,000 shares of BLAC Common
              Stock and 430,000 private placement units; and

                the amount previously loaned by the Sponsor and Bellevue Capital Management LLC to BLAC to fund operating and transaction expenses in connection with the proposed
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March4 28, 2024 Page 4
Page
FirstName LastName
              Business Combination, and whether the parties have any conversion rights with respect to these loans.

         In addition, we note your disclosure that Mr. Hwang, BLAC   s Chief
Executive Officer
         and a Director, is the Chief Executive Officer and Chairman of the Board of OSR
         Holdings. Please revise your cover page to prominently note this affiliation and conflict of interest.
Summary of the Proxy Statement / Prospectus
OSR Holdings Co., Ltd., page 21

11. Please revise your disclosure here to provide a more detailed summary of OSR's business, including that it is a holding company that operates through subsidiaries and investments, and that from inception through June 30, 2023, OSR Holdings has incurred significant operating losses and negative cash flows from its operations. Quantify the net losses for the financial periods presented, and quantify OSR's accumulated deficit as of the most recent financial period included in your filing.
Conditions to Closing, page 24

12. Please revise to note which conditions to closing are waivable. Please also revise your risk factor disclosure to include a discussion of the risks related to the potential waiver of the relevant conditions, and disclose how you will inform investors if and when material conditions are waived.
The BLAC Board's Reasons for the Business Combination, page 29

13. We note your disclosure that "[b]efore reaching its decision, the BLAC Board reviewed the results of the due diligence conducted by the BLAC management and advisors on
         OSR Holdings." Please revise to further discuss any material findings from the due diligence conducted by BLAC management and advisors, and how these findings were considered by the BLAC Board when deciding to approve the Business Combination.
         Please also identify the advisors in your disclosure.
Organizational Structure, page 32

14. Please revise your ownership structure charts, both prior to and after the Business
         Combination, to include the ownership percentage in each entity. Please also refrain from using solid lines when depicting subsidiaries that are not controlled or majority owned.
Risks Factors, page 46

15. Please avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosures.
         Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it.
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
March 28, 2024
Page 5
BLAC's Initial Stockholders have agreed to vote their shares in favor of the Business
Combination, regardless of how . . ., page 46

16. We note your disclosure that in connection with the Business Combination, holders of
         BLAC   s common stock issued prior to the BLAC IPO and in the private placement have
         agreed to vote their shares in favor of the Business Combination. Please revise this risk factor to disclose these holders, including the Sponsor. Please also disclose whether these shareholders received any compensation for their agreement to vote their shares in favor of the Business Combination. Make conforming changes throughout your filing, including to your "Vote of Initial Stockholder" disclosure on page 125.
BLAC's Chief Executive Officer and one of our directors is Chief Executive Officer and
Chairman of the Board of OSR Holdings . . ., page 47

17. Please revise to disclose the number of shares of common stock that Mr. Hwang is expected to have in the post-combination company, assuming a range of redemption scenarios.
BLAC and OSR Holdings will incur significant transaction costs . . ., page 53

18. Please revise to disclose the impact of the aggregate transaction expenses on the per-share value of shares held by non-redeeming BLAC securityholders.
We may not be able to complete an initial business combination with a U.S. target company since such initial business combination . . ., page 58

19. We note your disclosure that because you may be considered a foreign person under
         CFIUS regulations, the proposed business combination may fall within the scope of a covered transaction and be subject to CFIUS review jurisdiction. Please revise your cover page and disclosure throughout the registration statement to note that the transaction may
         be subject to CFIUS review because BLAC   s sponsor is controlled by
and has substantial
         ties with non-U.S. persons. Please also reconcile your disclosure in this risk factor with your disclosure on page 38 stating that "[n]one of BLAC and OSR Holdings is aware of any material regulatory approvals or actions that are required for completion of the
         Business Combination."
There can be no assurance that New OSR Biosciences will be able to comply with the continued listing standards of Nasdaq . . ., page 64

20. We note your disclosure that "[o]n June 27, 2023, BLAC notified Nasdaq that BLAC is
FirstName LastNameKuk Hyoun Hwang
       not currently in compliance with Nasdaq Listing Rule 5605(c)(2)(A)...but that it intends to
Comapany    NameBellevue
       regain              Life Sciences
              compliance within the cureAcquisition Corp.by section (c)(4)(B) of the Listing period provided
March Rule."  Please
       28, 2024 Pagerevise
                       5   to disclose the cure compliance deadline.
FirstName LastName
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March6 28, 2024 Page 6
Page
FirstName LastName
We will likely incur significant operating losses for the foreseeable future and may never achieve or maintain profitability., page 67

21. Please revise your risk factor to provide a more detailed discussion of OSR's financial position and related risks to investors. In your discussion quantify the company's net losses and accumulated deficit for the financial periods presented in the filing.
OSR Holdings plans to increase its (or LBV's) ownership interests in four companies described below that figure prominently . . ., page 71

22. We note your disclosure that "LBV and OSR Holdings expect to enter into negotiations to make additional investments into [Roca Therapeutics, CARLA Biotherapeutics, Kekkan
         Biologics, and Elikya Therapeutics] (with the goal of acquiring a controlling interest)
         following the Closing of the Business Combination." We also note your disclosure on page 139 that "Mr. Sellam said that he was confident LBV could convince the founders of each company to let OSR Holdings acquire majority stakes in their respective companies." Please advise, and revise your disclosure as applicable, whether you have entered into any non-binding LOIs or discussions with these companies. Please also discuss your basis for the determination that LBV could convince the founders of Roca
         Therapeutics, CARLA Biotherapeutics, Kekkan Biologics, and Elikya Therapeutics to let
         OSR Holdings acquire majority stakes in their respective companies.
We or the third parties upon whom we depend on may be adversely affected by natural disasters and our business continuity and disaster . . ., page 81

23. Please revise this risk factor to note where your operations are located and whether there is a concentration risk regarding natural disasters.
If we are deemed to have a "place of effective management" in Korea . . ., page
88

24. Please revise your risk factor disclosure to clarify whether you expect to be deemed as having a "place of effective management" and "permanent establishment" in Korea.
We are a drug development company with a limited operating history, and many of our programs are in early stages of development . . ., page 92

25. We note your disclosure that "[n]either New OSR Biosciences nor any of its subsidiaries have (1) manufactured any product on a commercial scale, (2) contracted with a third party to do so on our behalf, or (3) conducted sales and marketing activities for approved pharmaceutical products." Please reconcile this statement with your disclosure on page 72 that you have a subsidiary that markets and sells medical products and devices.
Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general . . ., page 110

26. We note your disclosure that the "United States has recently enacted and implemented
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March7 28, 2024 Page 7
Page
FirstName LastName
         wide-ranging patent reform legislation." Please revise your risk factor to briefly discuss these reforms.
Unaudited Pro Forma Condensed Combined Financial Information, page 116

27. You disclosed your basis for the expected accounting treatment for the Business
         Combination at page 38 and elsewhere in the filing, including considerations of voting power, senior management and the relative size of entities. Please provide us a more detailed analysis under ASC 805-10-55-11 through ASC 805-10-55-15 to further elaborate your basis for such expected accounting. Specifically address the composition of the governing body of the combined entity in terms of whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. We also note that the post merger management seem to be comprised of mostly senior management from Landmark BioVentures AG. Revise your pro forma presentation to include an updated disclosure of your accounting basis.
28. Please tell us how you considered Rule 3-12 of Regulation S-X in determining the appropriate periods to include for your pro forma financial information. In that regard, the pro forma information should reflect the latest balance sheet included in the filing and the most recent interim and annual period of the registrant. Note that
Article 11 of Regulation
         S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to 93 days, with appropriate footnote disclosure, and that application of the age of financial statement rules may require the foreign target company to include a period in the pro forma information that would be more current than its separate historical financial statements.
29. Revise your pro forma presentation to properly reflect the reconciliation of OSR Holdings financial statements into U.S. GAAP and U.S. Dollars. In that regard, the presentation should begin the balances from OSR Holdings financial statements included in the filing and then include the reconciling items to U.S. GAAP and U.S. Dollars either as separate columns or within transaction adjustments and provide the details of the reconciliation within the footnotes. Also revise to include appropriate discussion within Note 1 about any reconciliations required to the historical financial statements of OSR Holdings to the presentation in the pro forma financial information.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

30. We see that it is a condition to closing under the Business Combination Agreement that at least $5,000,001 remain after payment of all requested redemptions by your public stockholders and that you currently do not have any PIPE Financing. In this regard, we see that cash would be negative in the maximum redemption scenario. Please revise to disclose what consideration was given to this in the maximum redemption scenario.
The Business Combination, page 130

31. We note your disclosure that "Mr. Hwang was at all times mindful of his dual roles with
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March8 28, 2024 Page 8
Page
FirstName LastName
         BLAC and OSR Holdings and took necessary precautions and made reasonable efforts to avoid participating in decisions made on behalf of BLAC or OSR Holdings," and that
         "[t]hese measures included, without limitation, the formation by BLAC of an M&A
         Committee, from which Mr. Hwang was recused, and through which approval would be sought to pursue any business combination transaction." Please revise your disclosure here to clarify when OSR Holdings was "introduced" to BLAC, including in relation to when the M&A Committee was formed. In addition, please revise your disclosure to further discuss how Mr. Hwang remained a neutral and balanced advocate for both parties. As a related matter, we note the list of names disclosed on page 131, including Messrs. Jun
         Chul Whang and Thomas Shin. Please revise to provide context as to why these names are disclosed here and what role these persons played in the review of potential target companies.
Other Companies BLAC Considered for Business Combination, page 131

32. Please revise your disclosure throughout this section to clearly note when BLAC was first introduced to each potential target. In addition, throughout your discussion of alternative targets, your disclosure appears to indicate that OSR had some influence on discussions with alternative targets, and it appears that OSR reviewed the confidential materials of most, if not all, alternative targets, along with BLAC. Where you discuss the alternative targets considered by BLAC, please clarify when, in relation to engagement of and discussions with these target companies, BLAC determined to enter into an affiliated transaction with OSR, with OSR acquiring additional portfolio companies.
BLAC and OSR Discussions regarding Business Combination, page 135

33. We note your disclosure on page 136 that "while BLAC had initiated a search for a target company with which to conduct a business combination, BLAC would also simultaneously pursue the possibility of conducting a business combination with OSR
         Holdings... [which] was discussed in the context of OSR Holdings historical plans from early 2020 for OSR Holdings to lead an effort to take Vaximm AG, a Swiss biotech company, public on the Korean stock exchange." Please revise to disclose the extent to which Mr. Hwang was involved in these historical plans and whether OSR had considered entering into a business combination with a shell corporation prior to BLAC's IPO. In your revised disclosure, please clarify the date that Mr. Hwang requested that OSR
         Holdings    management carefully consider a business combination with
BLAC as an
         alternative way of taking OSR Holdings public, and on NASDAQ rather than KOSDAQ.
34. Please address the following comments related to the valuation of OSR Holdings and other material terms of certain letters of intent discussed in this section:

                We note your disclosure on page 140 that on May 2, 2023, BLAC
s legal counsel at
              K&L Gates sent Mr. Hwang a draft Non-Binding Letter of Intent outlining basic terms for a potential transaction between BLAC and OSR Holdings. We also note your disclosure that Mr. Hwang "told OSR Holdings executives that the Draft LOI
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March9 28, 2024 Page 9
Page
FirstName LastName
              would be prepared using the indicative valuation range for OSR
Holdings    equity
              value based on the latest fair market value as reflected in the share exchange transactions conducted with Vaximm, RMC and Darnatein" and that "[t]he group
              discussed the current valuation of OSR Holdings    three
portfolio companies at USD
              $240m, and explained that OSR Holdings was valuing Vaximm at USD $96m." Please revise to disclose the material terms of the draft
LOI and the valuation
              amount included in the LOI, as well as a more extensive discussion of the underlying assumptions and methodologies used in connection with the valuation.

                We note your disclosure that "a well-regarded Swiss valuation firm (Avance) had valued Vaximm at over $200m in the summer of 2020." Please describe the assumptions and methodology underlying the valuation firm's valuation of Vaximm, and discuss how the group determined the "significant discount" to arrive at the USD
              $240m valuation for OSR Holdings' three portfolio companies.

                As a related matter, we note your disclosure on page 141 that "an indicative valuation of OSR Holdings, with the three subsidiaries combined (Vaximm, Darnatein and
              RMC), had been supported by the fair market value reports secured from the valuation consultants in Korea in connection with OSR Holdings transaction of share swap deals with the three companies." Please ensure that you disclose how these
              FMV reports supported the valuation in the draft LOI.
35. We note your disclosure on page 142 that "[o]n a video conference held on June 12, 2023 between Mr. Hwang and OSR Holdings, Sung Jae Yu, COO and Director of
OSR
         presented to the participants on the call the valuation reports on OSR Holdings subsidiaries prepared by third-party experts in the field of biopharma valuation from
         Switzerland and Korea. Mr. Yu explained why he believed the proposed business combination would be beneficial to BLAC stockholders, considering the market
         capitalization comparables of OSR Holdings   s subsidiaries in cancer
vaccine/immuno-
         oncology and disease-modifying osteoarthritis drug (DMOAD) sectors in the global biopharmaceutical industry and market." We also note your reference to comparable companies on pages 138 and 151. Please revise to provide a more robust discussion of how the board considered comparable companies in determining the valuation of OSR, including the names of the comparable companies, how these comparable companies were selected, selection criteria, and relevant metrics used to compare these companies to OSR.
         For example, disclose the capitalization comparables for OSR and the comparable companies. Please also disclose the material findings of each of the fair market value reports.
36. Where you discuss certain meetings, materials, and agreements considered by the parties, please provide more detail discussing the material points considered in discussions, and any material findings related to materials or agreements considered. In this regard please address the following comments:
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1028, 2024 Page 10
Page
FirstName LastName
                We note your disclosure on page 142 that on "May 26, 2023, Mr. Hwang sent to the
              BLAC Board of Directors and OSR Holdings another set of material that included
              BLAC   s internal due diligence and review of OSR Holdings, which included the
              corporate slides on OSR, and third-party valuation reports on Vaximm (dated
              December 5, 2022) and Darnatein (dated July 2022), the two largest components in the overall sum-of-the-parts valuation of OSR." Please revise to further discuss any material findings in connection with the internal due diligence and review of OSR, including the corporate slides on OSR.

                We note your disclosure on page 147 that on July 11, 2023, BLAC and OSR
              Holdings executed a Non-Binding Letter of Intent for BLAC to pursue a business combination with OSR Holdings. Please revise to note the material terms included in the LOI and to discuss whether these were different from the LOI draft sent by K&L
              Gates to Mr. Hwang on May 2, 2023.
37. We note your disclosure on page 148 that on October 28, 2023 "[t]he M&A Committee of
         BLAC entered into an engagement letter with a qualified financial advisory firm for delivery of a fairness opinion to the M&A Committee in connection with
BLAC   s
         proposed business combination with OSR Holdings." Please disclose the name of the financial advisory firm and any compensation paid to that firm in connection with the preparation of the fairness opinion. Please also revise your disclosure in this section to include a fulsome discussion of the findings of the fairness opinion, including the underlying methodologies and assumptions used in connection with the valuation of OSR
         Holdings.
38. We note your disclosure that on July 12, 2023, K&L Gates circulated an initial draft of the
         Business Combination Agreement and that on November 16, 2023, BLAC and OSR
         Holdings executed the Business Combination Agreement. Please revise to discuss how the material terms included in the initial draft of the Business Combination Agreement compared to the material terms in the LOIs previously circulated by K&L Gates. Please also revise your disclosure to briefly describe the negotiations of the parties related to the material terms of the executed agreement, including, but not limited to, valuation, the minimum cash condition, the acquisition by OSR of controlling interests in LBV, board composition, the potential PIPE financing, and other material terms of the business combination agreement. In your disclosure, discuss the relevant positions of the parties and how they arrived at final terms.
39. We note your disclosure on page 150 that "[o]n December 12, 2023, OSR Holdings and
         LBV executed a binding term sheet for OSR Holdings    acquisition of
LBV." Please revise
         to disclose the material terms included in the binding term sheet. Please also disclose any material changes in the binding term sheet compared to the Non-Binding LOI entered into between OSR Holdings and LBV on July 7, 2023, and discuss the negotiations of the parties related to these material changes, including the positions of each party and how they arrived at final terms. Finally, please revise your disclosure to clarify whether the
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1128, 2024 Page 11
Page
FirstName LastName
         acquisition of LBV is a condition to closing of the Business Combination. Revise to include risk factor disclosure, as appropriate, describing any risks related to this acquisition not closing.
40. We note your disclosures throughout the filing referencing certain advisors to BLAC and
         OSR. Please advise, and revise your disclosure as applicable, whether a financial advisor has been engaged in connection with the Business Combination.
41. We note the following disclosures related to certain work product received and considered by management:

                "an indicative valuation of OSR Holdings, with the three subsidiaries combined
              (Vaximm, Darnatein and RMC), had been supported by the fair market value reports secured from the valuation consultants in Korea in connection with OSR Holdings transaction of share swap deals with the three companies."

                "By email dated May 26, 2023, Mr. Hwang sent to the BLAC Board of Directors and
              OSR Holdings another set of material that included BLAC   s
internal due diligence
              and review of OSR Holdings, which included the corporate slides on OSR, and third-
              party valuation reports on Vaximm (dated December 5, 2022) and Darnatein (dated
              July 2022), the two largest components in the overall sum-of-the-parts valuation of
              OSR."

                "Mr. Hwang and OSR Holdings, Sung Jae Yu, COO and Director of OSR presented to the participants on the call the valuation reports on OSR Holdings subsidiaries prepared by third-party experts in the field of biopharma valuation from Switzerland and Korea."

                "By emails dated October 23 through 26, 2023, counsel for OSR Holdings
              Mr. Mamoudjy of BG2V exchanged emails with Mr. Brandam of LBV regarding additional questions in relation to its due diligence report."

         It appears that the referenced fair market value reports, third-party valuation reports of
         Vaximm and Darnatien, valuation reports prepared by third-party experts in the field of biopharma valuation, and due diligence report of BG2V may meet the definition of a report, opinion or appraisal materially relating to the transaction in Item 4(b) of Form S-
         4. Therefore, please revise to furnish the information required by
Item 1015(b) of
         Regulation M-A and file the report as an exhibit to your registration statement.
         Alternatively, provide us with a detailed legal analysis of why you believe you are not required to do so.
The BLAC Board's Reasons for the Approval of the Business Combination, page 151

42. Please address the following comments related to the BLAC Board's reasons for the approval of the business combination:
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
March 28, 2024
Page 12
                We note your disclosure on page 151 that "[b]efore reaching its decision, the BLAC
              Board reviewed the results of the due diligence conducted by the BLAC management and advisors on OSR Holdings," which included "research on public comparable companies with similar indications and modality as OSR Holdings;" "virtual and in
              person meetings and calls with BLAC   s management team and OSR
Holdings
              regarding operations and clinical studies;" and "consultation with legal and financial advisors and industry experts," among other items. Please revise your disclosure to explain how each of these factors were considered by the BLAC
Board.

                We note your disclosure on page 151 that "BLAC considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby." Please revise to provide further detail regarding how the BLAC Board concluded that OSR embodied each of these material factors. Interests of BLAC's Directors and Executive Officers in the Business Combination, page 152

43.      We note your disclosure on page 154 that BLAC   s M&A Committee
reviewed and
         considered BLAC   s directors and officers' interests in the Business
Combination during
         their evaluation of the Business Combination and in unanimously approving and recommending that the full Board approve the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. Please revise to further disclose how the M&A Committee evaluated these interests, in particular the fact that Mr. Hwang, Mr. Whang and affiliates of the Sponsor are stockholders in OSR
         Holdings, and that Mr. Hwang is the President and CEO and Director of both BLAC and
         OSR Holdings.
Structure of the Transactions, page 157

44. We note your disclosure that pursuant to the terms of the Non-Participating Stockholder
         Joinders, BLAC will have rights to acquire the shares of the Non-Participating Company
         Stockholders. Please revise to disclose the mechanics by which BLAC will have the rights to acquire these shares.
45. We note your disclosure that holders of a minority of the remaining shares of OSR
       Holdings common stock not owned by BLAC upon consummation of the Share Exchange will not enter into a Non-Participating Stockholder Joinder and will therefore not be considered Non-Participating Company Stockholders, and such shares will remain outstanding and not be subject to any contractual put or call rights, or other conversion
FirstName LastNameKuk Hyoun Hwang
       rights, with or into BLAC common stock. Please revise to further disclose what will
Comapany    NameBellevue
       happen                Lifefollowing
               to these shares     Sciencesthe
                                             Acquisition
                                               Business Corp.
                                                         Combination, including
the estimated
March number
       28, 2024ofPage
                   these12shares that will remain outstanding after the Business Combination.
FirstName LastName
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1328, 2024 Page 13
Page
FirstName LastName
Representation and Warranties, page 158

46. Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.
Satisfaction of 80% Test, page 168

47. We note your disclosure that the BLAC Board determined that the enterprise value of
         OSR Holdings equaled or exceeded 80% of the amount held by BLAC in trust for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account). Please revise to discuss how you determined that the enterprise value of OSR Holdings equaled or exceeded this percentage. In your discussion, please clearly disclose the impact on your calculation of
         OSR Holdings related to the structure of the Business Combination, including that, upon consummation of the Share Exchange, BLAC will directly own a minimum of 75% of the shares of OSR Holdings Common Stock outstanding pursuant to the Participating
         Stockholder Joinder. In addition, please clarify the impact, if any, related to OSR's potential acquisition of LBV, including whether the company took this acquisition into account, and if so, considered the uncertainty of closing.
Business Of OSR Holdings And Certain Information About OSR Holdings, page 198

48. Please revise this section to add an organization chart illustrating OSR's ownership percentage in each of its subsidiaries. Refer to Item 14(a) of Form S-4 and Item 101 of
         Regulation S-K. As a related matter, we note your disclosure that your portfolio includes both subsidiaries and investments, and that you have yet to realize any gains from the four companies in your portfolio. Please clarify whether you have realized any gains on your investments. In addition, please clarify the process by which you select an opportunity for investment rather than for development into a subsidiary. Finally, given your disclosure that OSR's portfolio includes both subsidiaries and investments, please provide a detailed legal analysis regarding whether OSR and its subsidiaries meet the definition of an
         "investment company" under the Investment Company Act of 1940. Please also provide a similar legal analysis for LBV, given your disclosure that LBV "currently owns between
         14.75% and 37.5% of the outstanding shares" of its "investments."
49. We note that you make various statements regarding medical conditions and treatments throughout this section, including, but not limited to, the following:

                Page 200: "DDTS has been developed and utilized by numerous collaborators, including pharmaceutical and biotech companies, and accelerators, to mitigate clinical failures due to incorrect or poor clinical design, misaligned indications, positioning, or comparator selection."

                Page 205: "Uveal melanoma is a rare eye cancer and is the most prevalent primary intraocular malignancy in adults, with an annual incidence of 6 cases per million
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
March 28, 2024
Page 14
              individuals in US. Typically, patients are diagnosed between their 5th and
              7th decades of life, with a median age of 62 years. The 5-year disease-related mortality rate stands at approximately 45%, and 50% of patients develop metastases despite primary tumor treatment."

                Page 206: "The disease may also cause enlargement of the spleen or liver and a reduction of the number of circulating blood cells. BPDCN is a highly aggressive, life-threatening disease with an overall survival rate of less than 15%. There are an estimated 1,000 to 1,400 new cases per year in the US and EU."

                Page 207: "Clear cell renal cell carcinoma (   ccRCC   ) is the
predominant histological
              subtype of RCC, a specific type of kidney cancer representing 75% of all kidney cancers. It ranks as the fourteenth most common cancer worldwide according to
              World Cancer Fund. And according to the American Cancer Society, the five-year survival rate for ccRCC varies depending on the disease stage, with 93% for localized disease, 70% for regional disease, and 12% for metastatic disease."

                Page 207: "After surgery, relapse occurs in 20-30% of cases, usually within 1 to 2 years. Additionally, based on available data, more than 23,000 cases of stage IV
              ccRCC (advanced or metastatic) were diagnosed in US, highlighting the significant number of individuals affected by this advanced stage of the disease."

                Page 208: "For example, 80% of patients with metastatic pancreatic cancers will relapse within 2 years of diagnosis. Pancreatic cancer is the seventh leading cause of cancer death worldwide with an average survival rate of 5 years and recurrence rate
              of 75% following treatment. Pancreatic adenocarcinoma (   PDAC
) or exocrine
              pancreatic cancer is the most common type of pancreatic cancer and begins in the cells lining the ducts of the pancreas."

         Please revise your disclosure throughout the registration statement to provide supplemental support for all factual assertions, including to provide the basis for each of the above statements. To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement. In addition, to the extent that some of these statements are management's opinions or beliefs, please revise your disclosure to state the same, and provide the basis for these opinions or beliefs.
50. We note your disclosure referencing "promising science," "first-in-class" opportunities, and "high potential" candidates. Please clarify how you determine whether certain science is "promising," including your search process and how you engage with entities with therapeutic opportunities and programs that could be commercially viable. In
FirstName LastNameKuk Hyoun Hwang
       addition, where you use phrases such as "first-in-class" or "high potential," please clarify
Comapany
       how NameBellevue    Life
            you define these    Sciences
                             phrases,    Acquisition
                                      including       Corp.
                                                the basis upon which you
determined
March opportunities
       28, 2024 Pagewere
                      14 "first-in-class" or candidates have "high potential." FirstName LastName
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1528, 2024 Page 15
Page
FirstName LastName
51. Please revise your disclosure to discuss the current stage of development of each of OSR's portfolio companies' commercial products and drug candidates, and disclose any clinical trials and/or regulatory approvals that have been undertaken or received for each. Where you refer to certain pipeline products, please identify these products. Please also note the regulatory and/or institutional authority sponsoring any such clinical trials and/or providing any such regulatory approvals, and disclose what steps are further needed, if applicable, to make the pipeline products viable.

         In particular, we note the following disclosure regarding your products and candidates:

                Page 203: "Vaximm currently has a pipeline of three clinical and pre-clinical drug candidates targeting diseases ranging from glioblastoma to gastrointestinal stromal tumor to ocular diseases."

                Page 204: "Darnatein has identified and advanced two lead therapeutic candidates, a clinical-stage asset for spine and joint disorders in DRT-204, and a pre-clinical stage asset for osteoarthritis in DRT-704."

                Page 205: "RMC is a Korea-based medical supply distribution company exclusively serving the Korea market currently."
52. Please revise your disclosure regarding the LBV Companies to discuss the current stage of development of each of their material products and drug candidates, and disclose any clinical trials and/or regulatory approvals that have been undertaken or received for each.
          Where you refer to certain pipeline products, please identify these products. Please also note the regulatory and/or institutional authority sponsoring any such clinical trials and/or providing any such regulatory approvals, and disclose what steps are further needed, if applicable, to make the pipeline products viable. Further, please disclose any material intellectual property.

         In particular, we note the following disclosure regarding the LBV companies' products and candidates:

                Roca Therapeutics; Page 205: "The flagship product candidate, RCT001, is an orally administered small molecule addressing metastatic cancer, with a primary focus on
              Uveal Melanoma (UM). IND-enabling studies are currently underway with RCT001 in preparation for a first-in-human clinical trial for UM." "A second program,
              RCT002 is a topically administered small molecule for retinopathies, with a primary focus on neovascular glaucoma associated to UM treatment. This pre-
              clinical program is currently advancing through the SEED stage in preparation for IND-enabling studies."

                CARLA Biotherapeutics; Page 206: "CARLA has recently obtained orphan drug designation status for CARLA001 by both the European Medicines Agency (EMA)
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1628, 2024 Page 16
Page
FirstName LastName
              and U.S. Food and Drug Administration (FDA)."

                Kekkan Biologics; Page 207: "Kekkan has already identified a promising candidate,
              KB001, which is a fully humanized monoclonal antibody designed to target LVRF
              for renal cell carcinoma (   RCC   ). This specific target
exhibits high potential for the
              treatment of kidney, colon, and ovarian cancers that have shown resistance to first-
              generation anti-angiogenic drugs."

                Elikya Therapeutics; Page 208: "Elikya   s lead product
candidate, ELY313, inhibits
              key targets involved in the progression of aggressive and highly fibrotic and vascularized cancers such as pancreatic cancer."
Venture and Drug Development Process, page 201

53. Please revise your disclosure to clarify the stages of product candidates at each of your
         SEED, GROW, and HARVEST stages. For example, clarify which stage would include pre-clinical and clinical trials, and whether HARVEST means that a product has regulatory approval for commercialization.
Intellectual Property Overview, page 202

54. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents licensed to and from third parties. In this regard it may be useful to provide tabular disclosure. Please also revise to include similar disclosure for each of your subsidiaries.
Vaximm, page 203

55.      We note your disclosure that "Vaximm   s flagship asset, VXM01, is a
late clinical-stage
         immuno-oncology candidate for glioblastoma shown to be specific and effective, with a well-tolerated safety profile in early-stage clinical trials" and that "VXM01 has been granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) and
         European Medicines Agency (EMA) for both glioblastoma and pancreatic cancer." Please revise to disclose when VXM01 was granted Orphan Drug Designation by the FDA and the EMA, and describe the significance of this designation in your disclosure.
56. We note your disclosure that "[p]roduction of targeted immunotherapies is expensive and time-intensive, making tailor-made therapies challenging to produce and manufacture at scale and, thus, not readily accessible," and "Vaximm seeks to overcome these limitations by leveraging our foundational science and innovative platform of attenuated bacterial strains to produce effective, customizable, oral vaccines efficiently and cost-effectively to maximize accessibility." Please revise your disclosure to provide significantly more detail regarding Vaxxim's plans to produce oral vaccines for the treatment of cancer and
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1728, 2024 Page 17
Page
FirstName LastName
         immunological disorders, including a discussion of current strategy; estimated timeframe for producing oral vaccines, including necessary clinical trials and regulatory approvals; and any limitations or risks related to pursuing new product candidates in this field. In this regard, we note your disclosure that Vaxxim's flagship asset is an immuno-
         oncology candidate.
Darnatein, page 204

57. We note your disclosure that "[e]arly clinical data with DRT-204 has demonstrated preliminary efficacy with a safe and well-tolerated profile in patients. DRT-704 has been demonstrated to be safe and effective in non-clinical models of osteoarthritis." Please revise to discuss the clinical trials and/or studies from which you have obtained this early clinical data. In addition, we note that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. As such, please revise your disclosure to remove any statements of safety and efficacy for any products that have not been approved by the FDA or similar foreign regulators. Make conforming changes throughout your description of OSR's business, including but not limited to where you disclose on page 206 that "RCT001 and RCT002 are novel approaches to address both the metastatic and non-metastatic stages of disease with the potential to be meaningful, effective and safe options for those diagnosed with UM."
RMC, page 205

58. We note your disclosure that "RMC is a Korea-based medical supply distribution company exclusively serving the Korea market currently. Commercial medical products, including cerebral surgical devices, are in growing demand." Please revise to disclose the products that RMC currently markets. Further, we note your disclosure that "RMC has demonstrated year-over-year revenue growth and intends to expand operations to support other countries throughout Asia." Please provide further disclosure regarding the timing and scope for this expansion.
Competition in our Industry, page 208

59. We note your disclosure that you "face competition with respect to [y]our current product candidates and will face competition with respect to future product candidates, from pharmaceutical and biotechnology companies to public and private research institutions, among others." Please revise your disclosure to enhance your description of the competitive business conditions you face with respect to your material product candidates, including disclosing the names of your main competitors, the stages of development for your competitors' candidates, and if applicable, competition from existing approved products.
Manufacturing, page 209

60. We note your disclosure that you "currently rely, and expect to continue to rely, on CMOs
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
March 28, 2024
Page 18
         for the manufacture of [y]our product candidates undergoing preclinical testing, as well as for clinical testing and commercial manufacturing if [y]our product candidates receive marketing approval." Please revise to discuss any current arrangements with CMOs, including any material contracts for production, and identify the CMOs upon which you rely. To the extent that there are any material contracts, please disclose their material terms and file them as exhibits to this registration statement or provide your analysis as to why they do not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.
United States Government Regulation of Drug and Biological Products, page 210

61. Please revise your disclosure to discuss your current FDA approvals as well as the results of any material clinical trials.
Management of OSR Holdings, page 226

62. Please revise Mr. Kuk Hyoun Hwang's biographical information to note that he is the
         Chief Executive Officer of BLAC.
OSR Holdings Management's Discussion and Analysis of Financial Condition and Results of
Operations
Components and Comparison of Our Results of Operations, page 233

63. We see that you present the results of operations for OSR Holdings in US Dollars, while the included financial statements are presented in Korean won. Please revise to present the results of operations and related discussion in the company's reporting currency, consistent with the included financial statements. Note that a convenience translation may be presented only for the most recent fiscal year and any subsequent interim period. If you choose to provide a convenience translation, please disclose the basis for the translation. As a related matter, note that your results of operations should be in IFRS as issued by the IASB, consistent with the included financial statements, not in U.S. GAAP.
64. Throughout this section, where you disclose multiple factors underlying changes in line items, please quantify the contribution of each factor. For example only, we note your disclosure on page 234 that the increase in administrative expenses was primarily due to increased costs of travel and related expenses and to a lesser extent, increases in salaries and benefits costs.
65. We note your disclosure that "[a]s of December 31, 2022, OSR Holdings held interest-
       bearing debt positions with a Korean bank (Woori Bank) as well as with several individuals in a combined outstanding balance of KRW 1,596,615,903 (~$1.24 million) as described in Note 17 to [y]our annual consolidated financial statements included
FirstName LastNameKuk Hyoun Hwang
       elsewhere in this proxy statement/prospectus" and that "RMC borrowed these funds prior
Comapany    NameBellevue
       to [y]our acquisitionLife Sciencescorporate
                             for general   Acquisition Corp. (working capital
loans)." Please revise
                                                   purposes
March to
       28,disclose the material
           2024 Page   18       terms of these loans.
FirstName LastName
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March1928, 2024 Page 19
Page
FirstName LastName
Liquidity and Capital Resources, page 236

66. We note your disclosure that "New OSR Biosciences may seek additional funding through
         the issuance of New OSR Biosciences    common shares, may make
drawdowns on its
         existing or new loan facilities, or through payments from collaborations or partnerships with other companies, and/or may realize cash from collaborations or partnerships with other companies, and/or through divestment from the sale of some or all of its strategic holdings, although there are no assurances those sources of funding will be realized."
         Please revise to also discuss the contemplated issuance of PIPE shares and how the issuance of such shares, or any additional New OSR Biosciences common shares may depress the value of the New OSR Biosciences common shares. Contractual Obligations and Commitments, page 237

67. We note your disclosure that "OSR Holdings and its subsidiaries have entered into various contractual arrangements that involve future payments, such as on leases, clinical trials, other R&D activities and minimum purchases of medical devices (for resale)," and "New
         OSR Biosciences    obligations for those payments in 2024, which vary
in time and
         amount, are currently expected to be approximately $3.3 million." Please revise your disclosure to discuss these obligations separately, to the extent material, including material terms, amounts due, due dates and termination dates, and parties. Consider tabular disclosure for clarity, if appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
BLAC
Liquidity, Capital Resources and Going Concern Consideration, page 256

68. We note your disclosure that the proceeds held in the Trust Account are invested only in
         U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company
         Act of 1940, as amended, which invest only in direct U.S. government treasury obligations. Please revise to disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment
         Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
69. Please revise your discussion of BLAC's liquidity and capital resources to also discuss the current amounts in the Trust Account and the impact of redemptions in connection with prior extensions of the date by which you must complete the Business Combination.
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March2028, 2024 Page 20
Page
FirstName LastName
Certain BLAC Relationships And Related Persons Transactions
Deferred Underwriting Fee, page 262

70. We note your disclosure that "Chardan is entitled to a deferred underwriting commission of $2,070,000" and that "[t]he deferred fee will be waived by Chardan in the event that
         BLAC does not complete a Business Combination, subject to the terms of the underwriting agreement." As it appears that underwriting fees remain constant and are not adjusted based on redemptions, please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Management Following The Business Combination
Committees of the New OSR Biosciences Board, page 268

71. Please revise to disclose all of the members that will serve on your audit committee upon completion of the Business Combination. Please also note who will serve as your audit committee expert.
Description of Securities
Warrants, page 271

72. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
Index to Financial Statements, page F-1

73. We reference disclosure on page 231 that on December 11, 2023, OSR Holdings entered into a binding term sheet to acquire 100% of the outstanding shares of Landmark
         BioVentures AG, pursuant to a definitive agreement expected to be entered into in March
         2024. In that regard, we understand that the acquisition is expected to close in advance of the Closing of the Business Combination or simultaneously therewith. Please tell us what consideration you gave to including financial statements of Landmark BioVentures AG under Rule 3-05 of Regulation S-X.
OSR Holdings Co., Ltd. and its subsidiaries Consolidated Financial Statements for the Six
Months Ended June 30, 2023 and 2022
Note 1. General Information, page F-61

74. Reference the disclosure that the Parent acquired subsidiaries in March 31 2023 and accounted for the acquisitions at June 30, 2023, which is deemed the acquisition date.
         Please revise to disclose why the deemed acquisition date for accounting purposes was three months after the acquisition date. Reference Paragraphs 8 and 9 of IFRS 3.
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March2128, 2024 Page 21
Page
FirstName LastName
Note 13. Tangible Assets, page F-87

75. Tell us why you reference footnote 32 for the line items "Business combinations" under
         Acquisition cost and Accumulated depreciation. Also explain why you recorded significant additions to Tangible assets during the six months ended June 30, 2023 that do not appear to be related to the acquisition of Darnatein Co., Ltd. from Note 34.
Note 14. Intangible Asset, page F-88

76. Please revise to disclose how you assessed the recoverability of the significant patent technology asset of 235,354,456,450. Reference Paragraphs 8-17 of IAS
36. Consider
         including additional disclosure within Critical Accounting Policies.
Note 26. Administrative Expenses, page F-94

77. We see from page 35 that you recorded $328,826 of research and development expense and that you consider "Research and Development Prepayments, Accruals and Related
         Expenses" a critical accounting policy. Please revise to include footnote disclosure about research and development expense. Reference Paragraphs 126 and 127 of IAS 38.
Note 34. Business Combinations, page F-98

78. Please address the following comments related to your acquisition of Darnatein Co.,
         Ltd. in 2023, as well as your acquisitions of VAXIMM AG and RMC Co., Ltd. in 2022:

                Revise to include a qualitative description of the factors that make up the goodwill recognised, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition or other factors. Reference Paragraph B64(e) of IFRS 3.

                Revise to include the number of instruments or interests issued and the method you used to valued the acquisition-date fair value of the Acquirees equity interests in determining the total consideration for the acquisitions. Reference Paragraph B64(f)
              of IFRS 3.

                Explain to us in detail the ownership structure of OSR Holdings and each aquiree right before the consummation of these acquisitions, including any affiliated entities or individuals, and their relationships that could potentially raise the question of common control. Specifically discuss the role and holdings of Kuk Hyoun Hwang in these entities. We may have follow up comments after seeing your response.
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
March      NameBellevue Life Sciences Acquisition Corp.
       28, 2024
March2228, 2024 Page 22
Page
FirstName LastName
       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Gary Kocher